Publication: South China Morning Post **Date:** 8 October 2003

Page: Classified 2 **Where Published:** Hong Kong

TPC Exemption No. (82-836)

03032933

SUPPL

03 OCT 23 7:21

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

CHANGE OF REGISTERED OFFICE

The Board of Directors (the "Board") of First Pacific Company Limited (the "Company") announces that the Registered Office of the Company in Bermuda has been changed to Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda with effect from 1 October 2003.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Nancy L.M. Li
Company Secretary

Hong Kong, 7 October 2003

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